EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results for the Quarter ended June 30, 2025

Details of Management Conference Call

Strong Performance Driven by Record Q2 Production and Higher Gold Prices

ST HELIER, Jersey, Aug. 11, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the quarter ended June 30, 2025 (“Q2 2025” or the “Quarter”). Further information on the financial and operating results for the Quarter can be found in the Management Discussion and Analysis (“MD&A”) and the unaudited condensed consolidated interim financial statements, which are available on the Company’s website and are being filed on SEDAR+.

Q2 2025 HIGHLIGHTS

Financial Highlights:

  Gold revenue of $65.0 million (second quarter of 2024 (“Q2 2024”): $50.1 million, +30%)
  Gross profit of $33.8 million (Q2 2024: $22.9 million, +48%)
  EBITDA of $39.5 million (including one off profit on sale of solar plant in April 2025 of $8.5m) (Q2 2024: $20.4 million, +94%)
  Net profit attributable to shareholders of the Company of $20.5 million (Q2 2024: $8.3 million, +147%)
  Adjusted EPS of 113.9 cents (Q2 2024: 44.6 cents, +155%)
  Net cash from operating activities of $28.1 million (Q2 2024: $19.1 million, +47%)
  Net cash position (including fixed term deposits) improved to $26.2 million (Q2 2024: negative $1.4 million)
  A dividend of 14 cents per share was declared today, August 11, 2025
  Completion of the solar plant sale (through the sale of the Zimbabwe subsidiary owning the plant) to CrossBoundary Energy Holdings for $22.35 million which was paid in cash

Operational Highlights:

  Production at Blanket Mine of 21,070 ounces (Q2 2024: 20,773 ounces, +1.4%)
  Production guidance at Blanket Mine for 2025 increased to 75,500 - 79,500 ounces of gold
  On-mine cost per ounce of $1,123 (Q2 2024: $1,013, +10.9%)
  All-in sustaining cost (“AISC”) per ounce of $1,805 (Q2 2024: $1,485, +21.5%)
  Average realised gold price of $3,188 per ounce (Q2 2024: $2,302, +38.5%)
  Continued progress on Bilboes feasibility study and Motapa exploration programme
  Continued exploration at Blanket to upgrade inferred resources and explore new areas within the mining lease area.

Mark Learmonth, Chief Executive Officer, commented:

“Caledonia has delivered another strong quarter, highlighted by record second-quarter gold production at Blanket and a substantial increase in profitability, reflecting strong operational performance and a higher gold price environment. I would like to thank the team for their hard work and contribution.

“The successful sale of our solar plant in April has strengthened our balance sheet and ensures a reliable, long-term renewable energy supply for Blanket Mine.

“Our ongoing drilling campaign at Blanket Mine continues to demonstrate encouraging results, further improving our confidence in the mineral resource and pointing to additional future mineral resource growth. The grades and widths we are seeing from this drilling campaign are as good as and, in some cases, considerably better than results from previous drilling campaigns.

“We are encouraged by the progress on the Bilboes feasibility study, and we continue to evaluate opportunities that could materially improve project economics. At the same time, our exploration programme at Motapa is advancing well, with a clear focus on identifying both sulphide and oxide resources that could support near-term production and longer-term growth.

“Looking ahead, we remain focused on delivering our increased production guidance at Blanket, and advancing our growth pipeline in a way that maximises long-term value for shareholders. With a strong operational base and a clear strategic roadmap, Caledonia is well positioned to continue building on this positive momentum.”

Revenue and Profit

Revenue for the Quarter was $65.0 million, a 30% increase from $50.1 million in Q2 2024. This improvement was driven by higher gold prices and slightly higher production. Gross profit increased to $33.8 million (Q2 2024: $22.9 million).

Net profit attributable to shareholders of the Company more than doubled to $20.5 million (Q2 2024: $8.3 million), while adjusted EPS rose to 113.9 cents from 44.6 cents in Q2 2024.

Costs

Consolidated on-mine cost per ounce increased by 10.9% to $1,123 (Q2 2024: $1,013), primarily due to higher labour and consumables costs at Blanket Mine. Labour costs increased due to a higher headcount, inflationary salary increases, bonuses paid for higher production, and overtime worked. Consumable costs per ounce at Blanket increased due to higher repair and maintenance activities at the metallurgical plant and on underground trackless mining machinery in the Quarter.

Consolidated AISC rose to $1,805 per ounce (Q2 2024: $1,485); this was as expected due to higher on-mine costs and increased sustaining capital expenditure (as planned).

Full year sustaining capital expenditure remains on target.

Cash Generation

During the half year ended 30 June 2025, Caledonia generated operating cash inflows of $41.3 million (Q2 2025: $28.1 million), driven by higher production at Blanket and a favourable gold price environment.

An additional $22.35 million (pre-tax) was received in the Quarter from the sale of the solar plant, further strengthening the group’s cash position.

This strong cash generation supported continued investment in strategic growth. The group invested $17.7 million during the half year (Q2 2025: $10.5 million) in property, plant, and equipment on key infrastructure at Blanket. A further $3.1 million during the half year (Q2 2025: $1.8 million) was allocated to exploration and evaluation activities, primarily at Bilboes and Motapa.

To optimise short-term returns and strengthen the balance sheet, $18.0 million was placed into fixed-term deposits during the Quarter.

Financing activities had a net outflow of $6.0 million during the half year (Q2 2025: $6.9 million), with three key drivers being net proceeds from loans and bond issuance for supporting capital projects making a positive contribution of $3.2 million (Q2 2025: $0.8 million) and an outflow of $9.0 million (Q2 2025: $7.6 million) returned to Caledonia and Blanket minority shareholders through dividends. Additionally, $0.1 million (Q2 2025: $0.1 million) paid lease liabilities in the period.

As a result of all the key movements above, cash and cash equivalents increased by $16.9 million during the half year (Q2 2025: $12.8 million) to $8.2 million. This reflects Caledonia’s prudent treasury management and balanced approach to deploying capital for both growth and shareholder returns.

OPERATIONAL REVIEW

Blanket Mine

Blanket Mine produced 21,070 ounces of gold in Q2 2025, a 1.4% increase from 20,773 ounces in Q2 2024. The increase was due to higher grades and better plant recoveries. As announced on July 16, 2025, Blanket's annual production guidance for 2025 was increased to 75,500 - 79,500 ounces, reflecting a strong operational performance.

The plant recovery rate in the Quarter was 94.4%, which represents a new record. The improved recovery was due to the introduction of an additional tank in the carbon-in-leach circuit, closer attention to dosage levels of reagents and improved process controls. The improved recovery rate in the Quarter compared to the average recovery of 93.6% in 2024 resulted in approximately 175 ounces of additional gold production in the Quarter. In the absence of unforeseen changes to the ore feed grade or mineralogy, it is anticipated that the recovery rate achieved in the Quarter can be sustained. The metallurgical team at Blanket continues to evaluate opportunities to achieve further improvements in recovery.

Exploration at Blanket is ongoing with encouraging high grade results. The programme is aimed at evaluating the continuity of the mineralised zones on the Blanket, Eroica and Lima orebodies (which comprise three of the main orebodies at Blanket Mine). The objectives of the programme are to increase the confidence levels of the existing mineral resource and to grow the mineral resource estimate below the 34 level (1,110 metres) of the mine.

Results from 6,976 metres of underground drilling from January 2024 to the end of April 2025 indicate that the existing Blanket and Eroica orebodies have grades and widths which are generally better than expected, while the Lima orebody is shown to continue below 22 level (750 metres). A new potential orebody has been intersected in the Blanket orebody area of the mine, with impressive grades and widths.

Solar Plant Sale Summary

On 11 April, 2025, Caledonia sold its Zimbabwe subsidiary, Caledonia Mining Services (Private) Limited (“CMS”), to CrossBoundary Energy Holdings for $22.35 million in cash. CMS owns the 12.2MWac solar plant powering Blanket Mine, which will continue supplying energy under an exclusive agreement.

Bilboes Project

The feasibility study for the Bilboes sulphide project is progressing well and we continue to evaluate new opportunities which may enhance the economics of the project and the potential for near-term, low capital revenue opportunities elsewhere in Caledonia's asset portfolio to contribute to funding the Bilboes project.

In the Quarter, 372 ounces of gold were produced from the Bilboes oxide mine.

Motapa Exploration

After the encouraging results from the 2024 exploration programme, a $2.8 million exploration programme is underway at Motapa for 2025, targeting sulphide and oxide resources across the Motapa property. With Motapa's location adjacent to Bilboes, significant synergies could be obtained should a viable resource be identified through the planned exploration programme.

To the end of June 2025, a total of 1,788 meters of diamond drilling and 9,638 meters of reverse circulation drilling has been completed. A full overview of activities and results are expected to be provided during the second half of 2025.

LEADERSHIP CHANGES

Mr. Johan Holtzhausen retired from the Board and as chair of the Audit Committee in May 2025.

Ms. Tariro Gadzikwa was appointed as chair of the Audit Committee.

REPORTING CHANGES

Caledonia will no longer publish financial statements and management’s discussion and analysis (MD&A) reports on a quarterly basis in accordance with Canadian securities regulations. This decision aligns with applicable exemptions under Canadian securities regulations, including National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, and reflects our status as an SEC foreign issuer with equivalent disclosure obligations outside Canada.

We remain fully committed to transparent and timely disclosure of material information through the publication of our annual and half-yearly financial statements and via recognised regulatory channels, and, going forwards, we anticipate publishing revenue, costs and production results for the quarters for which we do not release detailed financial results (namely, the first and third quarters). This change does not affect our obligation to disclose any significant developments or risks that may materially impact the group’s financial position or performance. We will continue to provide comprehensive MD&A commentary as part of our annual and semiannual reporting cycle.

OUTLOOK AND GUIDANCE

Blanket is on track to achieve production within its updated guidance range of 75,500 to 79,500 ounces1 for 2025, while continuing to modernise operations and improve mining and operational cost efficiencies.

Further exploration is being undertaken at Blanket, aiming to upgrade existing inferred mineral resources to measured and indicated categories, with the goal of extending the mine’s life. In addition, exploration is ongoing in target areas outside the current mine footprint within the Blanket mining lease area.

Work continues on the feasibility study for the Bilboes sulphide project, including the assessment of new factors that may enhance the project’s economics. At Motapa, exploration efforts are progressing through a $2.8 million programme focused on both oxide and sulphide resources.

INVESTOR CONFERENCE CALL

Details of Investor and Analyst Presentation

Conference Call Details

A presentation for investors and analysts will be held as follows:

When: August 13, 2025 at 2:00pm London time

Topic: Q2 2025 Results Call for Investors

Register in advance for this webinar: https://brrmedia.news/CMCL_Q225

________________________

1 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date December 31, 2023 prepared by Caledonia Mining Corporation Plc and filed by the Company on SEDAR+ (https://www.sedarplus.ca) on May 15, 2024.

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)
Adrian Hadden	Tel: +44 207 397 1965
Pearl Kellie	Tel: +44 131 220 9775

Panmure Liberum (Joint Broker)
Scott Mathieson	Tel: +44 20 3100 2000

Camarco, Financial PR/ IR (UK)
Gordon Poole	Tel: +44 20 3757 4980
Elfie Kent
Fergus Young

3PPB (Financial PR, North America)
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)
Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, expected recovery rates, our plans and timing regarding further exploration and drilling and development, future costs, the development of Bilboes and Motapa, the amount and funding of capital costs and the publication of the Bilboes feasibility study. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations, risks related to potentially being unable to remedy the deficiency in control over accounting for deferred tax liabilities and risks related to potentially being unable to prevent financial statements misstatements in the future. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Consolidated statements of profit or loss and other comprehensive income (in thousands of United States Dollars, unless indicated otherwise)
For the	Three months ended June 30		Six months ended June 30
Unaudited	2025	2024	2025	2024
		Restated*		Restated*
Revenue	65,309	50,107	121,487	88,635
Royalty	(3,507)	(2,475)	(6,278)	(4,409)
Production costs	(23,954)	(20,460)	(46,576)	(39,420)
Depreciation	(4,042)	(4,239)	(7,901)	(8,058)
Gross profit	33,806	22,933	60,732	36,748
Net foreign exchange loss	(1,026)	(2,182)	(2,278)	(7,064)
Administrative expenses	(4,363)	(3,664)	(8,961)	(6,275)
Fair value loss on derivative financial instrument	-	(174)	(1,592)	(476)
Equity-settled share-based expense	(226)	(305)	(82)	(506)
Cash-settled share-based (expense) / credit	(285)	(4)	(443)	(57)
Other expenses	(1,103)	(664)	(1,946)	(1,264)
Other income	75	185	141	349
Profit on the sale of non-current assets held for sale	8,540	-	8,540	-
Operating profit	35,418	16,125	54,111	21,455
Finance income	121	3	127	9
Finance cost	(602)	(797)	(1,502)	(1,529)
Profit before tax	34,937	15,331	52,736	19,935
Tax expense	(11,341)	(5,151)	(17,977)	(7,681)
Profit for the period	23,596	10,180	34,759	12,254

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	239	178	446	34
Total comprehensive income for the period	23,835	10,358	35,205	12,288

Profit attributable to:
Owners of the Company	20,487	8,283	29,402	9,769
Non-controlling interests	3,109	1,897	5,357	2,485
Profit for the period	23,596	10,180	34,759	12,254

Total comprehensive income attributable to:
Owners of the Company	20,726	8,461	29,848	9,803
Non-controlling interests	3,109	1,897	5,357	2,485
Total comprehensive income for the period	23,835	10,358	35,205	12,288

Earnings per share
Basic earnings per share (cents)	105.7	41.6	150.3	48.9
Diluted earnings per share (cents)	105.7	41.6	150.3	48.9
Adjusted earnings per share
Basic earnings per share (cents)	113.9	44.6	172.4	54.2
Dividends per share (cents)	14.0	14.0	28.0	28.0

* Refer to note 27.

Summarised Consolidated Statements of Financial Position (in thousands of United States Dollars, unless indicated otherwise)
Unaudited	Jun 30	Dec 31	Dec 31
As at	2025	2024	2023
			*Restated
Total non-current assets	300,646	287,046	274,074
Income tax receivable	106	355	1,120
Inventories	29,528	23,768	20,304
Derivative financial assets	-	-	88
Trade and other receivables	9,364	12,675	9,952
Prepayments	11,663	6,748	2,538
Fixed term deposit	18,000	-	-
Cash and cash equivalents	19,860	4,260	6,708
Assets held for sale	-	13,512	13,519
Total assets	389,167	348,364	328,303

Total non-current liabilities	73,741	68,505	63,970
Cash-settled share-based payment	751	634	920
Income tax payable	9,122	2,958	10
Lease liabilities	278	95	167
Loans and borrowings	1,741	1,174	-
Loan note instruments	1,093	855	665
Trade and other payables	29,137	26,647	20,503
Overdrafts	11,649	12,928	17,740
Liabilities associated with assets held for sale	-	104	128
Total liabilities	127,512	113,900	104,103
Total equity	261,655	234,464	224,200
Total equity and liabilities	389,167	348,364	328,303

Consolidated statements of cash flows (in thousands of United States Dollars, unless indicated otherwise)
Unaudited	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Cash inflow from operations	34,111	20,988	52,668	27,523
Interest received	11	3	17	9
Finance costs paid	(623)	(710)	(1,166)	(1,283)
Tax paid	(5,415)	(1,195)	(10,246)	(2,276)
Net cash inflow from operating activities	28,084	19,086	41,273	23,973

Cash flows used in investing activities
Acquisition of property, plant and equipment	(10,511)	(6,897)	(17,761)	(10,638)
Expenditure on exploration and evaluation assets	(1,831)	(733)	(3,060)	(1,163)
Proceeds from sale of non-current asset held for sale (net of selling costs)	21,966	-	21,966	-
Proceeds from the sale of property plant and equipment	17	-	17	-
Acquisition of put options	-	(168)	(1,592)	(408)
Investment in fixed term deposits	(18,000)	-	(18,000)	-
Net cash used in investing activities	(8,359)	(7,798)	(18,430)	(12,209)

Cash flows from financing activities
Dividends paid	(7,606)	(2,912)	(8,993)	(5,632)
Payment of lease liabilities	(104)	(38)	(133)	(75)
Proceeds from loans and borrowings	1,259	2,032	1,259	2,032
Repayments of loans and borrowings	(472)	-	(472)	-
Bonds - solar bond issue receipts (net of transaction cost)	-	1,939	2,387	1,939
Net cash (used in) / from financing activities	(6,923)	1,021	(5,952)	(1,736)

Net increase in cash and cash equivalents	12,802	12,309	16,891	10,028
Effect of exchange rate fluctuations on cash and cash equivalents	(19)	485	(12)	(362)
Net cash and cash equivalents at the beginning of the period	(4,572)	(14,160)	(8,668)	(11,032)
Net cash and cash equivalents at the end of the period	8,211	(1,366)	8,211	(1,366)